Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "SCPA ADMINISTRATIONS,

LLC", CHANGING ITS NAME FROM "SCPA ADMINISTRATIONS, LLC" TO

"CASTLE PLACEMENT GROUP, LLC", FILED IN THIS OFFICE ON THE

THIRTEENTH DAY OF MARCH, A.D. 2015, AT 12:06 O'CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

4686219   8100

150353477

AUTHENTICATION: 2199174

DATE: 03-13-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:06 PM 03/13/2015
FILED 12:06 PM 03/13/2015
SRV 150353477 - 4686219 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: SCPA Administrations, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

> Castle Placement Group, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 13th day of March , A.D. 2015 .

By:

Authorized Person(s)

Name: Richard Luftig, Member

Print or Type



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

150353477

9931712
STONECASTLEPARTNERS LLC
152 WEST 57TH STREET, 35TH FLOOR
NEW YORK   NY   10019

03-13-2015

ATTN: JONATHAN STAMMELMAN   X

DESCRIPTION	AMOUNT
CASTLE PLACEMENT GROUP, LLC	
4686219 0240 Amendment; Domestic	
Amendment Fee	180.00
Certification Fee	50.00
Court Municipality Fee, Wilm.	20.00
Expedite Fee, 24 Hour	100.00
FILING TOTAL	350.00
TOTAL PAYMENTS	350.00
SERVICE REQUEST BALANCE	.00

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "STONECASTLE PLACEMENT

ADVISORS, LLC", CHANGING ITS NAME FROM "STONECASTLE PLACEMENT

ADVISORS, LLC" TO "SCPA ADMINISTRATIONS, LLC", FILED IN THIS

OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 2013, AT

10:17 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "SCPA

ADMINISTRATIONS, LLC" WAS FORMED ON THE TWELFTH DAY OF MAY, A.D.

2009.





Jeffrey W. Bullock, Secretary of State

4686219   8100

AUTHENTICATION: 2086781

150130986

DATE: 02-02-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:17 AM 09/24/2013
FILED 10:17 AM 09/24/2013
SRV 131120304 – 4686219 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: StoneCastle Placement Advisors, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

SCPA Administration, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 24th day of September , A.D. 2013 .



By:_____
Authorized Person(s)

Name: Jonathan Stammelman CFO

Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:17 AM 09/24/2013
FILED 10:17 AM 09/24/2013
SRV 131120304 - 4686219 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: StoneCastle Placement Advisors, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

    SCPA Administration, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 24th _____ day of September _____, A.D. 2013 .

By:

Authorized Person(s)

Name: Jonathan Stammelman CFO

Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "STONECASTLE PLACEMENT
ADVISORS, LLC", CHANGING ITS NAME FROM "STONECASTLE PLACEMENT
ADVISORS, LLC" TO "SCPA ADMINISTRATIONS, LLC", FILED IN THIS
OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 2013, AT
10:17 O'CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

4686219 8100

131120304

AUTHENTICATION: 0760627

DATE: 09-24-13

You may verify this certificate online
at corp.delaware.gov/authver.shtml



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

131120304

9919467   09-24-2013
STONECASTLE PARTNERS LLC
152 WEST 57TH STREET
NEW YORK   NY   10019

ATTN: JONATHAN STAMMELMAN   X

DESCRIPTION	AMOUNT
SCPA ADMINISTRATIONS, LLC	
4686219 0240 Amendment; Domestic	
Amendment Fee	180.00
Certification Fee	50.00
Court Municipality Fee, Wilm.	20.00
Expedite Fee, Same Day	200.00
FILING TOTAL	450.00
TOTAL PAYMENTS	450.00
SERVICE REQUEST BALANCE	.00

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "STONECASTLE PORTFOLIO ADVISORS, LLC", CHANGING ITS NAME FROM "STONECASTLE PORTFOLIO ADVISORS, LLC" TO "STONECASTLE PLACEMENT ADVISORS, LLC", FILED IN THIS OFFICE ON THE SEVENTH DAY OF NOVEMBER, A.D. 2011, AT 12:30 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "STONECASTLE PLACEMENT ADVISORS, LLC" WAS FORMED ON THE TWELFTH DAY OF MAY, A.D. 2009.





Jeffrey W. Bullock, Secretary of State

4686219   8100

150130763

AUTHENTICATION: 2086609

DATE: 02-02-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 11/07/2011
FILED 12:30 PM 11/07/2011
SRV 111178383 - 4686219 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: StoneCastle Portfolio Advisors, LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

We are amending the name of the limited liability company to be StoneCastle Placement Advisors, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 1st day of November, A.D. 2011.

By: [signature]
Authorized Person(s)

Name: Jonathan Stammelman
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "STONECASTLE PORTFOLIO

ADVISORS, LLC", CHANGING ITS NAME FROM "STONECASTLE PORTFOLIO

ADVISORS, LLC" TO "STONECASTLE PLACEMENT ADVISORS, LLC", FILED

IN THIS OFFICE ON THE SEVENTH DAY OF NOVEMBER, A.D. 2011, AT

12:30 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "STONECASTLE

PLACEMENT ADVISORS, LLC" WAS FORMED ON THE TWELFTH DAY OF MAY,

A.D. 2009.





Jeffrey W. Bullock, Secretary of State

4686219 8100

AUTHENTICATION: 2086609

150130763

DATE: 02-02-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 11/07/2011
FILED 12:30 PM 11/07/2011
SRV 111178383 - 4686219 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: StoneCastle Portfolio Advisors, LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

We are amending the name of the limited liability company to be StoneCastle Placement Advisors, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 1st day of November, A.D. 2011.

By: [signature]
Authorized Person(s)

Name: Jonathan Stammelman
Print or Type